UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

--------------------

SCHEDULE 13-D

Under the Securities Exchange Act of 1934

GALAXY NEXT GENERATION, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

36320A104

(CUSIP Number)

Richard W. Jones

Jones & Haley, P.C.

750 Hammond Drive

Building 12, Suite 100

Atlanta, Georgia 30328-6273

(770) 804-0500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 31, 2019

(Date of event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13-G to report the acquisition, which is the subject of this Schedule 13-D and is filing this Schedule because of Rule 13d-1 (b) or (4), check the following box. [ ]

1.	Names of Reporting Persons		Kevin Watson
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) _________________________________
	(b) _________________________________
3.	SEC Use Only
4.	Source of Funds (See Instructions)		PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		_______
6.	Citizenship or Place of Organization		Georgia
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	38,218
	8.	Shared Voting Power	2,738,276
	9.	Sole Dispositive Power	38,218
	10.	Shared Dispositive Power	2,738,276
11.	Aggregate Amount Beneficially Owned by Each Reporting Person		2,776,494
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		__________
13.	Percent of Class Represented by Amount in Row (11)		21%
14.	Type of Reporting Person (See Instructions)		IN

SCHEDULE 13D

Item 1.  Security and Issuer.

This Schedule 13D relates to the common stock of Galaxy Networks, Inc., (“GAXY”) a Nevada corporation (the "Issuer").  The address of the principal executive office of the Issuer is 285 Big A Road, Toccoa, Georgia 30577.

Item 2.  Identity and Background.

(a) Name:  Kevin Watson

(b) Residence address: 5086 Hwy 184 N, Toccoa, GA 30577

(c) Principal Occupation:  Real Estate Developer

(d) Criminal Convictions: N/A

(e) Civil Proceeding: N/A; Administrative Proceedings: N/A

(f) Citizenship:  U.S.A.

Item 3.  Source and Amount of Funds or Other Consideration.

The Reporting Person acquired the shares of common stock of Galaxy for $1,339,672 using his personal funds.

Item 4.  Purpose of the Transaction.

The Reporting Person acquired his beneficial ownership in the shares as described in Item 3 above. Except as indicated below, the Reporting Person has no plans or proposals which relate to, or may result in, any of the matters listed in items 4(a)-(j) of Schedule 13D, including:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

The reporting person may acquire additional shares through purchases in the open market.

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

Galaxy may be involved in the acquisition of other entities in the form of a merger in the future;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the issuer's business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

(a) The Reporting Person is the direct or indirect beneficial owner of 2,776,494 (21%) of the outstanding shares of common stock of the Issuer (the "Shares").  The percentage of the outstanding shares is calculated based upon 12,968,219 shares of common stock outstanding as of September 18, 2019.

(b) The Reporting Person has the sole power to vote and direct the disposition of 38,218 Shares.  Watson Properties, LLC owns 2,499,966 of the shares and Mr. Watson is an indirect beneficial owner of those shares, because Mr. Watson is a 50% owner of that Company.  Watson Properties, LLC is a limited liability company formed under the laws of the state of Georgia.  There are no civil or administrative proceedings pursuant to which there is a final order enjoining violations of Federal or state securities laws, and the address of the company is 2802 GA Hwy 17 Alt., Toccoa,  Georgia.  Mr. Watson is a co-owner of 238,310 shares with his wife Gail.

(c) Except as otherwise disclosed herein, during the past 60 days the Reporting Person has not effected any transactions in the common stock of the Issuer.

(d) Except as discussed above, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The Reporting Person is not a party to any contracts, arrangements, understandings or relationships (legal or otherwise), other than as disclosed above, with any other person or any person with respect to securities of the Issuer, including but not limited to transfer or voting of any securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Materials to be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete, and correct.

/s/Kevin Watson

Kevin Watson

Dated:  October 31, 2019